KINGSTONE

Kingstone Companies, Inc.

NASDAQ: KINS

Follow-on Offering

December 2013

Safe Harbor

KINGSTONE

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-805-4128.

Statements in this presentation, including the information set forth as to the future financial or operating performance of Kingstone Companies, Inc. ("Kingstone"), that are not current or historical factual statements may constitute "forward looking" information within the meaning of securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kingstone, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. When used in this presentation, such statements may include, among other terms, such words as "may," "will," "expect," "believe," "plan," "anticipate," "intend," "estimate," "project," "target" and other similar terminology. These statements reflect current expectations, estimates and projections regarding future events and operating performance and speak only as to the date of this presentation. Readers should not place undue importance on forward looking statements and should not rely upon this information as of any other date. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. These forward-looking statements may not be realized due to a variety of factors, including without limitation: (i) the risk of significant losses from catastrophes and severe weather events; (ii) the inability to obtain an upgrade to our financial strength rating from A.M. Best or a downgrade in our rating; (iii) adverse capital, credit and financial market conditions; (iv) the unavailability of reinsurance at current levels and prices; (v) the exposure to greater net insurance losses in the event of reduced reliance on reinsurance; (vi) the credit risk of our reinsurers; (vii) the inability to maintain the requisite amount of risk-based capital needed to grow our business; (viii) the effects of climate change on the frequency or severity of weather events and wildfires; (ix) risks related to the limited market area of our business; (x) risks related to a concentration of business in a limited number of producers; (xi) legislative and regulatory changes, including changes in insurance laws and regulations and their application by our regulators; (xii) limitations with regard to our ability to pay dividends; (xiii) the effects of competition in our market areas; (xiv) our reliance on certain key personnel; (xv) our reliance on information technology and information systems; (xvi) our ability to replace or remove management or Directors; (xvii) future sales of common shares; (xviii) public company challenges; and (xix) further sales or other dilution of our equity, which may adversely affect the market price of our common stock. The foregoing list of factors is not exhaustive. See also "Risk Factors" listed in the Company's most recent registration statement filed with the SEC. Many of these issues can affect Kingstone's actual results and could cause the actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kingstone. Readers are cautioned that forward looking statements are not guarantees of future performance, and should not place undue reliance on them. In formulating the forward looking statements contained in this presentation, it has been assumed that business and economic conditions affecting Kingstone will continue substantially in the ordinary course. These assumptions, although considered reasonable at the time of preparation, may prove to be incorrect.

Offering Summary

KINGSTONE

Issuer	Kingstone Companies, Inc. (KINS - NASDAQ Capital Market)
Offering Type	Follow-on public offering of common stock (100% primary)
Offering Size	$15 million Approximately 2.5 million shares
Common Shares Outstanding After Offering	Approximately 6.3 million shares
Over-Allotment	15% (100% primary)
Dividend	$0.04 quarterly dividend per share (2.7% current yield)(1)
Use of Proceeds	Increase statutory capital to support growth, repayment of indebtedness, and general corporate purposes
Sole Underwriter	Sandler O'Neill + Partners, L.P.
Expected Pricing	Week of December 9th

(1) Based on last reported sales price of KINS common stock on November 29, 2013 of $6.00 per share.

Investment Highlights

KINGSTONE


Continued Strong Growth
Seasoned Management Team
KINGSTONE
Attractive Market
Strong Financial Profile
Diversified Insurance Company

Offering Rationale

- Increase statutory capital to support continued premium growth
- Reduce reliance on quota share reinsurance
- Position insurance company for potential A.M. Best upgrade

Management Team and Directors

- **Seasoned team of executives**

Barry B. Goldstein *Chairman, President & Chief Executive Officer*	• Chairman and Chief Executive Officer since 2001 • Former President of Atlantic Insurance Agency, an operator of retail insurance agencies • 15+ years of experience in the P&C insurance industry
Victor Brodsky *Chief Financial Officer*	• Joined Kingstone in 2007 as Chief Accounting Officer • Chief Financial Officer since 2009 • Previously Chief Financial Officer of a publicly listed consumer marketing company
John D. Reiersen *Executive Vice President*	• Joined Kingstone Insurance Company in 1998 • Former President of Eagle Insurance Group of Companies and Senior Executive Vice President of the Robert Plan Corporation • Previously Chairman of the New York Insurance Association • 45+ years of insurance experience, including 25 years of experience with the New York Department of Financial Services

- **High level of ownership**

Beneficial Owner(s)	Common Shares and Options	% of Shares Outstanding[(1)]
Barry B. Goldstein	1,125,526	28.1%
Other Directors and Senior Management	1,126,420	29.3%
Total Directors and Senior Management	**2,251,946**	**55.8%**

Long-term commitment – no insider selling in the offering

(1) See "Security Ownership of Certain Beneficial Owners and Management" in the Preliminary Prospectus. Total does not foot due to the inclusion of shares issuable upon exercise of options held by each beneficial owner.

Company History

KINGSTONE

- **Originally formed as a retail insurance agency (DCAP Group)**
- **Acquired ownership of Commercial Mutual in 2009**
- **Strategically repositioned business as an insurance underwriter**

1886
Commercial Mutual Insurance Company (CMIC) formed; predecessor to Kingstone Insurance Company

2004
Kingstone (formerly DCAP Group, Inc.), largest chain of independent storefront insurance agencies in Northeast, listed on NASDAQ

2006
Kingstone purchased outstanding surplus notes and acquired control of CMIC

2009
CMIC demutualized and renamed Kingstone Insurance Company

Holding company name changed to Kingstone Companies, Inc.

2010
Received "B" rating from A.M. Best

2011
Obtained authority to write in Pennsylvania

Expanded to Western New York, primarily Buffalo, Rochester and Syracuse

A.M. Best rating upgraded to "B+" (Good)

Declared first quarterly dividend of $0.03 per share

2012
Increased quarterly dividend to $0.04 per share in August

Our Business

KINGSTONE

- **Multi-line P&C insurance company**
  - Mostly short-tail personal lines
  - Commercial lines for small businesses
  - Target niche and underserved markets
  - Primarily in downstate New York

- **Selective underwriting and risk management**
  - Local market expertise

- **Ratings profile**

A.M. BEST ®

B+ Good

A Exceptional
Financial Stability Rating®
Demotech, Inc.

- **Exclusive reliance on independent producer distribution**
  - 350+ selected producers

Lines of Business



Livery Physical Damage and Other 4%
Commercial Auto 9%
Commercial Lines 16%
Personal Lines 71%

LTM Gross Premiums Written: $57.5 million

Independent Producer Relationships

KINGSTONE

- **Long term personal relationships**
  - CEO and senior management develop and manage relationships with agency owners
  - Each producer assigned a specific underwriting team

- **Differentiated from other carriers**
  - Excellent, high level of personal service
  - Multiple product lines
  - Consistent market presence
  - Transparent, uniform commission structure

- **Careful selection and continuous monitoring of producers**
  - Producers with relevant product and market knowledge
  - Ongoing reviews of producer volumes and profitability
  - Termination of unprofitable agents

- **Rated #1 insurance company in NY by independent agents**(1)

(1) 2010 and 2012 performance surveys conducted by the Professional Insurance Agents of New York and New Jersey.

Attractive Market...

KINGSTONE

Historical Loss Experience by State - 15 Year Avg. Homeowners Loss & LAE Ratio



2012 DPW
$7.0B
$4.7B
$8.4B
$2.9B
$2.2B
$2.4B
$6.4B
$3.0B
$2.4B
$2.4B
51%
52%
58%
60%
67%
67%
68%
71%
78%
78%
CA
NY
FL
PA
NJ
MI
TX
IL
OH
GA
St. Dev.
14.3%
10.2%
69.2%
12.3%
21.5%
18.4%
32.7%
17.6%
15.4%
26.2%

Source: AON Benfield

...With Strong Underwriting Performance

5 Year Avg. Statutory Combined Ratio Relative to Selected Competitors



71.4%
85.2%
90.4%
93.6%
99.8%
100.0%
102.0%
102.0%
103.1%
121.3%
122.2%
Otsego Mutual Fire
Kingstone Insurance
Sterling Insurance
Interboro Insurance
Security Mutual Insurance
Andover Companies
Tower Group International
Preferred Mutual Insurance
NYCM Insurance Group
Kensington Insurance
Narragansett Bay Insurance Company
2012 DPW
$17M
$49M
$51M
$76M
$38M
$425M
$1,764M
$261M
$487M
$9M
$173M

Source: SNL Financial

Personal Lines

KINGSTONE

- **Homeowners, dwelling fire, 3-4 family dwelling and condo/co-op**
  - Average insured value < $1M
  - Average premium of ~$1,600
  - 71% of gross written premium

- **Attractive market dynamics**

- **Selective underwriting and pricing**
  - Physical inspections
  - Credit score
  - Mandatory hurricane deductibles: New York City, Long Island and Westchester
  - Coastal premium surcharges
  - Limit exposure to coastal zip codes and shoreline properties

- **Utilize reinsurance to further manage exposures and support growth**

Gross Premiums Written



($ in millions)
CAGR = 25%
$21.7
$26.9
$33.8
28%
$24.7
$31.7
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Net Premiums Earned



($ in millions)
CAGR = 28%
$4.2
$5.4
$6.9
22%
$5.0
$6.1
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Net Loss Ratio(1)



48.3%
38.0%
48.6%
37.7% (ex. Sandy)
38.8%
43.5%
40.5% (ex. Sandy)
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

(1) 2012 loss ratio ex. Sandy adjusted for net losses of $750,000. Year-to-date 9/30/13 loss ratio ex. Sandy adjusted for reinstatement premiums of $464,000.

Commercial Lines

- **Lower risk small businesses and contractors**
  - Artisan's liability
  - Business owners policy ("BOP") and special multi-peril ("SMP")
  - Maximum liability limit: $1.0M
  - 16% of gross premiums written
- **Smaller premium policies that larger carriers cannot service efficiently**
- **Complements personal lines products**
  - Leverage existing producer relationships
- **Specific underwriting expertise**
  - Targeted classes of business
  - Interviews / on site inspections
  - Avoid habitational exposures

Gross Premiums Written


($ in millions)
CAGR = 63%
19%
$3.0
$5.8
$8.0
$5.9
$7.1
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Net Premiums Earned


($ in millions)
CAGR = 180%
86%
$0.4
$1.4
$3.1
$2.0
$3.8
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Net Loss Ratio


34.5%
37.1%
40.2%
33.3%
19.7%
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Other Lines of Business

KINGSTONE

Livery Physical Damage and Other

- **Niche specialty products**
  - Livery physical damage only - newer livery and car service vehicles and taxi cabs
  - Canine legal liability policies
- **4% of gross premium written**
- **Substantial growth opportunity**
  - Livery physical damage only is fastest growing line of business
  - Standalone canine legal liability is a unique product offering

Gross Premiums Written


($ in millions)
$1.7
$1.7
$1.8
$1.3
$1.9
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Commercial Auto

- **Lighter weight vehicles**
  - Physical damage and liability coverage
- **9% of gross premium written**
- **Recent changes made to improve underwriting performance**
  - Implemented two rate increases
  - Reducing premium volume with underperforming producers
  - Increased minimum coverage levels

Gross Premiums Written


($ in millions)
$6.9
$6.3
$5.7
$4.5
$4.0
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Established and Efficient Operations

KINGSTONE

- **Based in Kingston, NY**
  - Advantageous employment location
  - Company owned office building with significant room for expansion
- **Experienced and dedicated employees**
  - Managers average 12 years of experience with Kingstone
  - Extensive experience in New York market
- **Employee profit sharing plan**
- **Scalable operations**

Operating Efficiency



(Other Underwriting Expense as % of GPW)
17.4%
18.1%
15.9%
16.1%
15.1%
2010
2011
2012
YTD 9/30/12
YTD 9/30/13

Impact of Superstorm Sandy

KINGSTONE

- **3rd costliest storm in U.S. insurance history[1]**
  - Estimated $18.8B in insured losses[1]
  - Approx. 51% of claims payments made in New York ($9.6B in insured losses)[1]
  - Significant impact to downstate New York
- **Received 3,395 claims from policyholders**
  - Proactive response to handling claims
  - Closed 99.3% of Sandy claims by November 21, 2013
- **Loss expense and contingent ceding commissions impacted**
  - Personal lines net losses limited to net retention
  - Ceding commissions from 2012 quota share treaty

Normalized Pre-tax Income - 2012[2]



($ in thousands)
$1,070
$1,919
$1,143
$77
$4,209
As Reported
Ceding Commission
Loss and LAE Expenses
Reinstatement Premiums
ex. Sandy

Normalized Pre-tax Income - YTD 9/30/2013[2]



($ in thousands)
$2,692
$1,847
$465
$36
($380)
$4,659
As Reported
Ceding Commission
Reinstatement Premiums
Loss and LAE Expenses
Other Expenses
ex. Sandy

In spite of Sandy, we generated an underwriting profit in 2012

(1) Source: Insurance Information Institute.
(2) See reconciliation of non-GAAP financial metrics on page 22.

Effective Utilization of Reinsurance

KINGSTONE

- **Reinsurance strategy**
  - Target net underwriting leverage of 1.5x or less
  - Single loss limit < 1.5% of surplus
  - Net company retention for CAT events < 5% of surplus
  - Excess of loss coverage up to policy limits
- **Attractive quota share treaties**
  - Ceding commission income in excess of other underwriting expenses
  - Flexibility to change ceding percentage
- **Long-term relationships with strong reinsurance partners**
- **Well positioned to benefit from favorable reinsurance pricing trends**

Line	Quota Share	Max. Per Risk Coverage	Retained Risk	Cat Coverage
Personal Lines	75%	$2.9M	$300K	$86M in XS of $4M
Commercial Lines	25%	$2.9M	$300K	Included Above
Commercial Auto	None	$2.0M	$300K	Included Above

Personal Lines Reinsurance Program

KINGSTONE

- **Attractive property quota share treaty**
  - Two year term started July 1, 2013
  - Ceding 75% of premiums written
  - Sliding scale ceding commission rate
    - 40% minimum at 45% loss ratio or above
    - 57% maximum at 25% loss ratio
  - Flexibility to optimize ceding percentage
    - Option to decrease quota share percentage to 55% or increase to 85% effective July 1, 2014

- **Catastrophe and excess of loss treaties limit exposure to single events or risks**
  - Cat coverage in excess of a 1-in-125 year event[1]
  - Net retention: $1.0M
  - Reinstatement coverage for second event
  - Individual risk XOL covers up to policy limits

Personal Lines Quota Share and Catastrophe Treaties


Total: $90M
Greater than 1-in-125 year event(1)
Cat Layer 5
100% of $18M xs $72M
Cat Layer 4
25% of $17M xs $55M
Cat Layer 3
25% of $33M xs $22M
Cat Layer 2
25% of $10M xs $12M
Cat Layer 1
25% of $8M xs $4M
Retention
25% of $4M
($1M Retention)
Quota Share
Currently 75%
(55% to 85% at July 1, 2014)
$1.7M xs $1.2M Multi Line XOL Treaty

(1) *Based on average modelled losses with demand surge factors.*

Financial Highlights

KINGSTONE

Gross Premiums Written


($ in thousands)
CAGR = 22%
$33,260
$40,746
$49,276
$57,503
2010
2011
2012
09/30/13 LTM

Net Premiums Earned


($ in thousands)
CAGR = 24%
$11,136
$14,869
$17,217
$20,088
2010
2011
2012
09/30/13 LTM

Reported Diluted Earnings Per Share


Impacted by Superstorm Sandy
$0.29
$0.64
$0.20
$0.49
2010
2011
2012
09/30/13 YTD

Reported Book Value Per Share


CAGR = 11%
$3.37
$4.07
$4.24
$4.47
12/31/2010
12/31/2011
12/31/2012
09/30/13

Third Quarter Financial Update

KINGSTONE

- **Strong growth in premium volume and profitability**
  - Reduced commercial lines quota share ceding percentage
  - Improved terms of personal lines quota share treaty
  - No material effects from Superstorm Sandy

($ in thousands, except ratios and per share amounts)

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	% Change	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012	% Change
Income Statement						
Gross Premiums Written	$ 15,943	$ 12,784	24.7%	$ 44,689	$ 36,461	22.6%
Net Premiums Written	7,156	5,565	28.6%	18,121	14,762	22.7%
Net Premiums Earned	6,126	4,417	38.7%	15,425	12,554	22.9%
Ceding Commission Revenue	3,612	2,711	33.2%	8,240	8,527	(3.4%)
Net Income	1,662	448	271.2%	1,921	1,774	8.3%
Underwriting Ratios (as reported)						
Loss and LAE Ratio	39.8%	60.9%		52.8%	58.8%	
Expense Ratio	23.2%	25.3%		31.5%	19.1%	
Combined Ratio	63.0%	86.2%		84.3%	77.8%	
Per Share Metrics						
Diluted Earnings per Share	$ 0.43	$ 0.11	290.9%	$ 0.49	$ 0.47	4.3%
Dividends Paid per Share	$ 0.04	$ 0.04	0.0%	$ 0.12	$ 0.10	20.0%

	At September 30, 2013	At December 31, 2012	% Change
Balance Sheet Metrics			
Cash and Investments	$ 37,777	$ 34,318	10.1%
Shareholders' Equity	17,034	16,282	4.6%
Statutory Surplus	16,572	14,346	15.5%
Book Value per Share	$ 4.47	$ 4.24	5.4%

Investment Portfolio

KINGSTONE

- **Seek to generate attractive after-tax investment income while protecting capital**

- **Portfolio composition as of September 30, 2013**
  - Investment grade fixed income portfolio: 70.9%
  - High quality preferred stocks and dividend paying common stocks: 17.9%
  - Cash and cash equivalents: 11.1%

Investment Portfolio (as of September 30, 2013)	Value ($MM)	% Total
Fixed Income - Corporate & U.S. Treasury	$ 20.3	53.7%
Fixed Income - State & Municipal	6.5	17.2%
Cash & Cash Equivalents	4.2	11.1%
Common Equity	4.1	10.9%
Preferred Equity	2.7	7.0%
Total Cash and Investments	**$ 37.8**	**100.0%**

	As of September 30,		As of December 31,		
	2013	2012	2012	2011	2010
Tax-equivalent Investment Yield	5.40%	4.99%	5.14%	5.43%	5.74%

Credit Rating of Fixed Income Securities



AAA 7.8%
AA 17.5%
A 28.0%
BBB 46.7%

Maturity of Fixed Income Securities



< 1 year 4.1%
1 to 5 years 35.3%
5 to 10 years 46.2%
> 10 years 14.5%

Average Maturity < 7 years

Driving Shareholder Value

KINGSTONE

- **Track record of strong growth and attractive shareholder returns**

Key Financial Metrics	2011	2012	YTD 9/30/13
Gross Premium Written Growth	22.5%	20.9%	22.6%
Combined Ratio (ex. Sandy)(1)	74.7%	75.8%	72.3%
Return on Avg. Equity (ex. Sandy)(1)(2)	17.7%	16.9%	22.1%

- **Sustainable gross written premium growth**
  - Multiple lines of business
  - Attractive market dynamics
  - Achievable without rate increases, new producer appointments, new products or a rating upgrade
- **Embedded growth opportunity through increased premium retention**
- **Improved operating efficiency with additional premium growth**

Strong premium growth and underwriting profitability expected to deliver attractive earnings growth and returns on equity

(1) Financial metrics shown excluding the effects of Superstorm Sandy for the 2012 and year to date 9/30/2013 periods. See reconciliation of non-GAAP financial metrics on page 22.
(2) Annualized return on average equity for the nine months ended 9/30/2013.

Investment Highlights

KINGSTONE

Continued Strong Growth	• *Sustainable organic premium growth* • *Multiple sources of growth* • *Embedded growth opportunity from quota share treaty*
Attractive Market	• *Favorable market conditions and trends* • *Attractive competitive dynamics* • *Large target market*
Diversified Insurance Company	• *Multiple lines of business* • *Demonstrated underwriting expertise* • *Scalable, low cost operations*
Strong Financial Profile	• *Sustainable long term earnings growth* • *Attractive returns on equity*
Seasoned Management Team	• *Extensive insurance industry experience* • *Deep market knowledge* • *Interests well aligned with investors*

Appendix

Non-GAAP Reconciliation – Effect of Catastrophes

KINGSTONE

($ in thousands)	For the Nine Months ended September 30, 2013			For the Year ended December 31, 2012		
	As Reported	Effects of Sandy	Excluding Sandy	As Reported	Effects of Sandy	Excluding Sandy
Net Premiums Earned	$ 15,425	$ 465	$ 15,890	$ 17,217	$ 77	$ 17,294
Provisional Ceding Commission Earned	7,836	-	7,836	8,516	-	8,516
Contingent Ceding Commission Earned	403	1,847	2,250	1,174	1,919	3,093
Total Ceding Commission Earned	8,239	1,847	10,087	9,690	1,919	11,609
Net Investment Income	853	-	853	1,015	-	1,015
Net Realized Gain on Sale of Investments	449	-	449	288	-	288
Other Income	671	-	671	868	-	868
Total Revenue	25,637	2,312	27,950	29,078	1,996	31,074
Net Loss and Loss Adjustment Expenses	$ 8,151	$ (36)	$ 8,115	$ 11,235	$ (1,143)	$ 10,092
Other Underwriting Expenses	6,757	352	7,109	7,849	-	7,849
Operating Expenses	750	28	778	1,000		1,000
Commission Expenses	6,758	-	6,758	7,246	-	7,246
Depreciation & Amortization	472	-	472	596	-	596
Interest Expense	58	-	58	82	-	82
Total Expenses	22,946	344	23,290	28,008	(1,143)	26,865
Income from Operations Before Taxes	**$ 2,691**	**$ 1,996**	**$ 4,659**	**$ 1,070**	**$ 3,139**	**$ 4,209**
Tax Expense(1)	770	679	1,449	303	1,067	1,370
Net Income	**$ 1,920**	**$ 1,317**	**$ 3,210**	**$ 767**	**$ 2,072**	**$ 2,839**
Shareholders' Equity as of 12/31/11				15,311	-	15,311
Shareholders' Equity as of 12/31/12	16,282	2,072	18,354	16,282	2,072	18,354
Shareholders' Equity as of 9/30/13	17,034	3,389	20,423			
Average Shareholders' Equity	**$ 16,658**	**$ -**	**$ 19,388**	**$ 15,796**	**$ -**	**$ 16,832**
Return on Average Equity	**15.4%**	**6.7%**	**22.1%**	**4.9%**	**12.0%**	**16.9%**
Net Loss Ratio	52.8%	(1.7%)	51.1%	65.3%	(6.9%)	58.4%
Expense Ratio(2)	31.5%	(10.3%)	21.2%	28.6%	(11.2%)	17.4%
Combined Ratio	84.3%	(12.0%)	72.3%	93.9%	(18.1%)	75.8%

(1) Tax expense related to adjustments calculated based on 34% tax rate.

(2) Calculated as (i) other underwriting expenses, plus commission expenses, minus total ceding commission earned, minus insurance underwriting business other income; divided by (ii) net premiums earned. Insurance underwriting business other income was $477,000 in 2012 and $410,000 for the nine months ended September 30, 2013.